Exhibit 1.01

Conflict Minerals Report of Omnicell, Inc. for the reporting period from
January 1, 2024 to December 31, 2024

Introduction
This Conflict Minerals Report (the “Report”) of Omnicell, Inc. (“Omnicell” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which the Company collectively refers to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”). The “Covered Countries,” for the purposes of the Rule and this Report, are the Democratic Republic of the Congo (“DRC”) and each adjoining country. Certain other terms in this Report are defined in SEC Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) on August 22, 2012, and the reader is referred to those sources for such definitions.
Company and Product Overview
Omnicell, a leader in transforming the pharmacy and nursing care delivery model, is committed to solving the critical challenges inherent in medication management and elevating the role of clinicians within healthcare as an essential component of care delivery. Omnicell is focused on helping its customers define and deliver a cost-effective medication management strategy designed to equip and empower pharmacists and nurses to focus on patient care rather than administrative tasks, and to drive improved clinical, operational, and financial outcomes across all care settings. We are doing this with an industry-leading medication management infrastructure which includes robotics and smart devices, software workflows, expert services, and operational and optimization analytics. This comprehensive set of solutions provides the critical foundation for customers to realize the Autonomous Pharmacy, an industry-wide vision defined by pharmacy leaders for improving operational efficiencies and ultimately targeting zero-error medication management.
This Report relates to products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured or contracted to be manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2024. These products, which are referred to in this Report collectively as the “Covered Products,” include the following: secure dispensing systems; storage, retrieval, and packaging systems; supply management systems; pharmacy sealers; sterile compounding solutions; semi-automated filling equipment and pharmacy-automated systems for medication packaging.
As a “downstream” purchaser of products or components that contain Conflict Minerals, the Company is at the end of a very long supply chain where it manufactures or contracts to manufacture products. It does not directly source Conflict Minerals from mines, smelters, or refiners nor specifically design Conflict Minerals into its products.
Conflict Minerals Program & Policy
The Company has actively engaged with its customers and suppliers for several years with respect to the potential use of conflict minerals. The Company adopted a conflict minerals policy articulating its conflict minerals supply chain due diligence process and the Company’s commitments to applicable reporting obligations regarding conflict minerals. The Company’s Conflict Minerals policy was communicated to in-scope suppliers during the Reporting Period and is posted on its external website at:
https://s27.q4cdn.com/604413039/files/doc_downloads/governance/New_Audit_Sep2021/Omnicell-Conflict-Minerals-Policy.pdf
Reasonable Country-of-Origin Inquiry
The Company identified the following categories of suppliers that it reasonably believed represent the highest risk of providing products or components potentially containing Conflict Minerals: original equipment manufacturers, contract manufacturers, suppliers of cables, suppliers of printed circuit boards, and electromechanical and metals suppliers (including off-the-shelf suppliers). Based on these criteria, the Company reviewed its list of suppliers for Covered Products, the manufacture of which was completed in 2024, and determined that 318 suppliers could fall within scope. For those 318 suppliers, the Company conducted a good faith, reasonable country-of-origin inquiry (“RCOI”) regarding the Conflict Minerals that were necessary to the functionality or production of the Covered Products (the “necessary Conflict Minerals”).
The RCOI was reasonably designed to determine whether any of the necessary Conflict Minerals originated in the Covered Countries and whether any of the necessary Conflict Minerals may have been from recycled or scrap sources. In an effort to trace materials procured through its supply chain, and demonstrate transparency, the Company sent the Conflict Minerals Reporting Template (“CMRT”) Version 6.4 or higher, developed by the Responsible Minerals Initiative (“RMI”), to in-scope suppliers for completion. With the assistance of its third-party consultant, the Company reviewed and analysed the quality of the responses and assessed the risk level of these suppliers. Of the 318 suppliers contacted, 46% (146 suppliers) responded to Omnicell’s request, either by providing a CMRT or a statement in lieu of a completed CMRT. One supplier returned a partially completed CMRT (missing smelter list), and two suppliers provided CMRTs that did not cover the complete operations of the supplier. In this case, the Company is considering these suppliers as “responsive”. Of the 172 “non-responsive suppliers” Omnicell believes that the suppliers might fall within scope based on previous declarations and other communications.
Through what it believes are reasonable due diligence practices, the Company was able to utilize a broader set of country-of-origin data as it sought to complement its efforts in establishing transparency in the supply chain. Based on these findings, the Company was able to determine possible countries Conflict Minerals (such as 3TGs) used in its product originated from. As such, the Company should be able to perform further due diligence on the source and chain of custody of the identified Conflict Minerals.
Design of Due Diligence
The Company’s due diligence measures have been designed to conform, in all material respects, to the internationally recognized due diligence framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum, and tungsten (the “OECD Guidance”), consistent with the Company’s position in the minerals supply chain as a downstream purchaser. The Company’s due diligence scope remained on Conflict Minerals - namely tin, tantalum, tungsten, and gold.
Due diligence may require the Company to rely on data provided by direct suppliers and third-party audit programs. As a result of this, there is a risk of incomplete or inaccurate data being provided, as the process cannot be fully controlled by the Company. See Inherent Limitations on Due Diligence Measures below for additional information on potential limitations in the due diligence process. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, the Company seeks to mitigate risks or gaps that may be identified during the due diligence process, which generally aligns with industry standards and market expectations for downstream companies’ due diligence.
Description of Due Diligence Measures
The Company’s due diligence measures performed with respect to Covered Products for the Reporting Period included the following:

1.OECD Step 1 – Establish Strong Company Management Systems
•Conflict Minerals team. A cross-functional team comprised of senior and executive management is responsible for implementing various aspects of its Conflict Minerals program and reporting to the executive team, as needed, to provide updates regarding the Company’s Conflict Minerals program.
•System of controls and transparency. The Company maintains a Supplier Quality Manual (Revision 5, dated 2024) with a section (section 3.5) dedicated to Conflict Minerals, integrated within its quality management systems as a standard operating procedure, as well as an electronic database for collecting and retaining supplier responses and other information necessary to support its Conflict Minerals inquiry and reporting.
•Strengthen engagement with suppliers. In addition to the initial outreach to in-scope suppliers, directing these suppliers to the Company’s Conflict Minerals policy and requesting that they complete the CMRT, the Company communicates its risk analysis review findings to certain suppliers that the Company considers to have a weak conflict minerals program based on completed CMRTs and follows up with these suppliers regarding incomplete or inconsistent responses (through quarterly business reviews or other means). As the Company enters new business relationships, or as contracts renew, the Company has also included Conflict Minerals-related provisions in its contracts with direct suppliers regarding responsible sourcing and related reporting requirements.
•Grievance mechanism. The Company’s publicly available Conflict Minerals policy directs suppliers and other stakeholders to report any questions or concerns about the policy by emailing the Company at conflictminerals@omnicell.com. Violations or grievances at the industry level can also be reported to the RMI directly. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/
•Maintain Records. The Company has adopted a policy to retain relevant documentation for a period of five years. Through our third-party consultant, a document retention policy to retain applicable conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The Company stores the relevant information and findings from this process in a database that is intended to be auditable by internal or external parties, as may be required.
2.OECD Step 2 – Identify and Assess Risk in the Supply Chain
To identify risk in its supply chain, the Company relied on its suppliers to provide information on the presence, use, source, and chain of custody of the Conflict Minerals contained in supplier products or components included in the Covered Products by requesting that in scope suppliers complete the CMRT. With the assistance of its third-party consultant, the Company reviewed suppliers completed CMRTs. The Company continues to follow up (through quarterly business reviews or other means) with certain suppliers considered to have a weak conflict minerals program based primarily on a review of plausibility, consistency and gaps in information provided in their completed CMRTs, as well as sourcing practices and policies, as well as with the two suppliers that did not provide completed CMRTs.
The Company’s consultant compared the names of smelters and refiners listed by suppliers in completed CMRTs against lists published by the RMI and the U.S. Department of Commerce to verify that the identified facilities are known metal processors. The Company’s consultant also compared the identified smelters and facilities against lists published by the Responsible Minerals Assurance Process (“RMAP”), developed by the RMI, of smelters and refiners that have been certified as conformant with RMAP assessment protocols or that are “active” in the RMAP process (i.e., they have agreed to participate in the RMAP but the audit process has yet to be completed). Typically, risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through our third-party consultant, suppliers with submissions that included any smelters of concern were promptly provided with feedback instructing those suppliers to take their own independent risk mitigation actions.

3.OECD Step 3 – Design and Implement a Strategy to Respond to Risk
The Company has developed a strategy for addressing supply chain risks identified over the course of its due diligence, including where suppliers do not cooperate or ultimately, notwithstanding encouragement from the Company, do not source from smelters or refiners that have been certified as conformant by the RMAP. This risk-mitigation strategy includes, with respect to suppliers the Company considers to have a weak conflict minerals programs based on completed CMRTs, cautioning the supplier, providing additional education and other corrective actions, giving the supplier an opportunity to address the risks, monitoring and tracking performance (through the incorporation of Conflict Minerals requirements into the Company’s contracts with direct suppliers as well as its quarterly business review and scoring process with in-scope suppliers) and escalating issues to management as appropriate. If such a supplier is unable to source from smelters or refiners that have been certified as conformant through the RMAP, the Company will need to review the risk on a case-by-case basis and determine proper strategies, such as alternate sourcing, if reasonably available.
4.OECD Step 4 – Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
As a downstream purchaser, the Company relies on the RMAP to perform independent third-party audits of the smelters and refiners within its supply chain. The Company encourages its suppliers to implement responsible sourcing to use Conflict Minerals only from smelters or refiners that have been certified as conformant through the RMAP.
5.OECD Step 5 – Report on Supply Chain Due Diligence
The Company expects to report annually, to the extent required by the Rule, and has posted its Form SD containing this Report on its website at:
https://ir.omnicell.com/financials/sec-filings/default.aspx
Results of Due Diligence Performed
The due diligence measures described above revealed the following:
•As mentioned above, of the 318 suppliers contacted for the Reporting Period, 46% (146 suppliers) provided responses, 72 of which returned a CMRT declaring 3TG. Five suppliers returned partially completed CMRTs (missing smelter list or not covering the whole supplier’s products); the Company considers these suppliers as “responsive”.
•The overall list of suppliers contacted by the Company for the Reporting Period and the aggregate number of responses received has increased compared to the previous years, which we believe highlights the maturity of the Company’s Conflict Minerals program and further shows that the Company’s Conflict Minerals program generally continues to be more widely accepted among its suppliers and manufacturers than in the initial years of the program.
•Of those 146 suppliers who provided a CMRT, 22 were considered to have weak conflict minerals programs based primarily on a review of plausibility, consistency, and gaps in the information provided in their completed CMRTs, as well as sourcing practices and policies, 49 had a strong conflict minerals program and 74 reported no 3TGs. According to the same criteria, 31 suppliers were categorized as medium risk, and 2 suppliers were not able to be assessed due to the incomplete information received. The Company intends to follow up with certain suppliers, including those who did not provide completed CMRTs, through quarterly business reviews or other means.
During the Reporting Period, and on the basis of past performance, the Company provided online training to its suppliers in scope (two sessions held in English and Chinese), a training to their internal procurement team on conflict minerals and responsible sourcing and conducted one on-site assessment of suppliers through its third-party consultant. The Company plans to re-examine its policy regarding the timing of future supplier engagements commencing as early as 2025.

Out of the 146 suppliers that provided CMRT smelter lists, 47 provided the smelters at product or similar level (i.e., they provided information for the particular types of products and components they supplied to the Company) and 99 provided smelters at the company level (i.e., they provided information regarding all Conflict Minerals used in every component and product they manufacture rather than responses specific to the types of products and components used in the Covered Products). Because a majority of the responses received were provided at a company level, the Company is unable to associate specific smelters or refiners with specific components supplied to—and therefore specific Covered Products manufactured by—the Company. Additionally, the Company does not have sufficient information to reliably and conclusively determine the countries of origin of the necessary Conflict Minerals used in its Covered Products. The Company also believes that some of the Conflict Minerals in its Covered Products may have come from scrap or recycled sources. As a result, the Company has elected not to present smelter and refiner names or the countries of origin of the Conflict Minerals in this Report.
Efforts to Determine Mine or Location of Origin
The Company’s efforts to determine the mines or locations of origin included the use of the due diligence measures described above.
Future Due Diligence and Risk Mitigation Measures
As the Company further develops its Conflict Minerals program, the Company intends to take the following steps to further enhance its due diligence measures and to mitigate the risk that, with respect to any of the Covered Products, necessary Conflict Minerals were used, directly or indirectly, to finance or benefit armed groups in the Covered Countries:
•Continue to communicate risk analysis review findings to certain suppliers which the Company considers having a weak conflict minerals program based on completed CMRTs, through quarterly business reviews and other means, in order to improve the accuracy and completeness of and mitigate issues with suppliers’ CMRT responses;
•Continue to encourage its suppliers to implement responsible sourcing by using Conflict Minerals only from smelters or refiners that have been certified as conformant through the RMAP;
•Continue to utilize a third-party consultant to review completed CMRTs from suppliers and prepare the related risk assessment;
•Provide training in future years to certain suppliers the Company considers having a weak conflict minerals program based on completed CMRTs during prior years and select several of these suppliers to undergo an on-site assessment, to be performed by the Company’s third-party consultant, of the CMRT information provided by these suppliers. The objective of the assessment would be to improve comprehension and performance for the following reporting period. The Company anticipates providing such training and conducting such assessments commencing as early as 2025; and
•Continue following the OECD Guidance process, with an increased emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.
Inherent Limitations on Due Diligence Measures
The Company’s supply chain with respect to the Covered Products is complex, and its procurement and manufacturing process is significantly removed from the sourcing, mining, smelting and refining of Conflict Minerals. As a result, the Company does not have direct contractual relationships with smelters, refiners or mines, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of necessary Conflict Minerals in the Company’s supply chain using the CMRT. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its direct suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the necessary Conflict Minerals. The information provided by suppliers or third-party consultants or auditors may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.
Cautionary Note on Forward-Looking Statements
Forward-looking statements in this Report are made pursuant to the safe harbour provisions of Section 21E of the Exchange Act, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, future supplier audits and assessments and the timing thereof, future due diligence and risk mitigation efforts, strategy and future reporting, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “evaluates,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others, the impact on the Company and its suppliers of public health crises, as well as the possibility of future regulatory changes.
The Company has provided information as of the date of this Report and undertakes no obligation to revise or update any forward-looking statements for any reason. Subsequent events, such as the inability or unwillingness of any of our suppliers, smelters or refiners to comply with Omnicell’s Conflict Minerals policy, may affect its future disclosures and determinations under the Rule. In addition, the Company’s due diligence and reporting obligations under the Rule may change in the future and its ability to implement certain processes or obtain information from its suppliers may differ materially from those anticipated or implied in this Report.